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                             April 16, 2024

       Leo Lu
       Chief Executive Officer
       BitFuFu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: BitFuFu Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed March 25,
2024
                                                            File No. 333-278207

       Dear Leo Lu:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed March 25, 2024

       General

   1. Revise the "Summary" section, "Selling Securityholders" section, and elsewhere in your prospectus as
appropriate to:
                                                            Disclose the price
that each selling securityholder paid for the securities being registered for
resale;
                                                            Highlight any
differences in the current trading price, the prices that the Sponsor, private placement
investors, PIPE investors and other selling securityholders acquired their shares and
warrants, and the price that the public securityholders acquired their shares and
warrants;
                                                            Disclose that while
the Sponsor, private placement investors, PIPE investors and other selling
securityholders may experience a positive rate of return based on the current trading
price, the public securityholders may not experience a similar rate of return on the
securities they purchased due to differences in the purchase prices and
 Leo Lu
BitFuFu Inc.
April 16, 2024
Page 2
              the current trading price. In this regard, we note your statement to that effect on page
              41; and
                Disclose the potential profit the selling securityholders will earn based on the current trading price.
Cover Page

2. Please revise to disclose the price that the selling securityholders paid for the 207,000
         Class A Ordinary Shares issuable upon the exercise of the Unit Purchase Option.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 94

3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your common stock. Your discussion should highlight the fact that Antdelta Investment Limited, FuFu ESOP Limited, Antpool Technologies (BVI)
         Limited, and Arisz Investment LLC, collectively beneficial owners of over 84% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
4. Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the Company at a fixed price for a given period after the Closing Date of the Business Combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Liquidity and Capital Resources, page 114

5. We note your disclosure on the top of page 115 that, if your existing cash resources are insufficient to meet your requirements, you may seek to issue equity or debt securities or obtain credit facilities. Please expand your discussion to address the effect that this offering may have on your ability to raise additional capital. Description of Securities
Unit Purchase Option, page 125

6. Please expand your disclosure to provide the description of the Option Units underlying the Unit Purchase Option. In this regard, we note your disclosure on page vi that "[e]ach
FirstName LastNameLeo Lu
       Option Unit, upon issuance, contains one Class A Ordinary Share, one Warrant and one
Comapany
       right,NameBitFuFu  Inc.
              which upon automatic conversion entitles the holder thereof to receive one-
       twentieth
April 16,        (1/20)
          2024 Page  2 of one Class A Ordinary Shares."
FirstName LastName
 Leo Lu
FirstName   LastNameLeo Lu
BitFuFu Inc.
Comapany
April       NameBitFuFu Inc.
       16, 2024
April 316, 2024 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or Lulu Cheng at 202-551-3811 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:      Jessica Zhou